2018
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

USS 401(k) Plan for USW-Represented Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to USS 401(k) Plan for USW-Represented Employees.

USS 401(k) Plan for USW-Represented Employees
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

USS 401(k) Plan for USW-Represented Employees
Index
December 31, 2018 and 2017

Page (s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	2
Notes to Financial Statements	3-8

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2018	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
USS 401(k) Plan for USW-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the USS 401(k) Plan for USW-Represented Employees (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2019

We have served as the Plan’s auditor since 1993.

USS 401(k) Plan for USW-Represented Employees

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2018	2017
Assets
Investments:
Investments at fair value (see Notes 9 & 11)	$869,087	$968,516
Receivables:
Participant Loans (see Note 10)	36,504	36,418
Other	82	284
Total Receivables	36,586	36,702
Net assets available for benefits	$905,673	$1,005,218
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
($ in thousands)

Year Ended December 31,
2018
Additions
Earnings on investments:
Interest	$4,767
Dividends	37,137
Net depreciation in fair value of investments	(98,648)
Total loss on investments	(56,744)

Contributions Received from:
Employers (see Note 1)	1,716
Participants (including rollovers)	53,720
Total contributions	55,436
Loss on investments, net of contributions received	(1,308)

Deductions
Benefit payments directly to participants or beneficiaries	97,551
Administration expenses	377
Total deductions	97,928

Net deductions	(99,236)
Net transfers from the plan (see Note 4)	(309)
Net assets available for benefits:
Beginning of year	1,005,218
End of year	$905,673

The accompanying notes are an integral part of these financial statements.

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

1.
Plan description - The following description provides general information regarding the USS 401(k) Plan for USW-Represented Employees (the Plan), a defined contribution plan. The Plan covers full-time employees of United States Steel Corporation (USS or Plan Sponsor) and certain Employing Companies (collectively, “Company”) who are covered by a collective bargaining agreement that adopts the Plan and who have completed at least six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For a more complete description of the Plan, participants should refer to the Summary Plan Description, which is available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax savings and/or Roth 401(k) savings and/or (b) rollover contributions, and (2) for certain bargaining units, employer contributions, as non-contributory defined contribution Retirement Account contributions and/or Retiree Health Care Account contributions. Each component of contributions is described in further detail below. Participants may contribute from 1 percent to 40 percent (in whole percentages) of regular compensation as pre-tax contributions and/or Roth 401(k) contributions (18% if the participant is a highly compensated employee) and, in 10 percent increments, up to 100 percent of bonus type payments, as defined by the Plan. Other qualified plan limits include:

	2018	2017
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$18,500	$18,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$6,000
Maximum covered compensation [IRC 401(a)(17)]	$275,000	$270,000
Highly Compensated Employee Definition	$120,000	$120,000

The Plan has an auto-escalation feature where participants can elect to have their pre-tax contribution percentage (or Roth 401(k) contribution percentage if no pre-tax contributions are elected) increased annually by 1 percent to 10 percent on a date chosen by the participant. The percentage increase amount is applied each year on the chosen date until the Plan’s contribution limit is reached. Participants may, at any time, change their percentage increase amount or opt out of participation in this feature.

Employee savings in increments of 1 percent may be invested in any one or a combination of twenty active investments as of December 31, 2018. All investments are participant directed.

Plan participants at certain bargaining units participate in a non-contributory defined contribution Retirement Account under the Plan (in amounts provided in the applicable bargaining agreement) with a vesting requirement of two-years of service (subject to exceptions). Plan participants hired on or after January 1, 2016, including certain rehired employees at certain bargaining units, participate in a non-contributory defined contribution Retiree Health Care Account under the Plan (in amounts provided for in the applicable bargaining agreement).

Eligible participants may contribute amounts representing the direct rollover of pre-tax funds from a tax-qualified retirement plan sponsored by any of the active employee’s preceding employers (or a conduit IRA containing solely the proceeds and earnings of such lump sum distribution) and from the United States Steel Corporation Plan for Employee Pension Benefits.

Employees of the Company in a group designated by (1) the International Union of the United Steelworkers, or (2) the applicable International Union of the other Participating Unions, as Officers and Committee Members of Local Unions of the Participating Unions, are eligible to participate with respect to earnings they receive from services performed for the Local Union, subject to the Plan rules.

b.
Benefit payments - On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account, take partial withdrawals, or defer the distribution. Under certain conditions, the Plan allows for hardship withdrawals before termination of employment prior to attaining age 59 ½. The Plan also allows in-service withdrawals upon attainment of age 59 ½ and from rollover contributions. Upon the death of a participant, a lump-sum amount is paid to the beneficiary no later than one year from the end of the year in which the participant died, except that a spousal beneficiary may keep funds in the Plan subject to plan terms.

c.
Participant accounts - Investment elections and percentage of savings elections may be changed at any time. Investments in 1 percent increments may be transferred daily. Transfer requests made before the time the market closes on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted daily but may be subject to fund specific

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees charged by the Morgan Stanley Institutional International Equity Fund - Class I equal to 2% of the value sold when selling shares after holding them less than 30 days.

In addition, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applied to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Final regulations under ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

d.
Notes receivable from participants - Participants may borrow from their account the lesser of up to 50 percent of their account balance (other than the Retirement Account and the Retiree Health Care Account) or $50,000 with a maximum of two loans outstanding at a time. Interest will be fixed for the duration of the loan at the prime rate (obtained from Reuters) in effect at the time the loan is entered into plus one percent, with the rate set each quarter. The loans are secured by the balance in the participant's account. The loans bear interest at rates that range from 4.25 to 6.25 percent and from 4.25 to 5.25 percent on loans outstanding December 31, 2018 and 2017, respectively. Principal and interest are paid ratably through payroll deductions and/or manual loan repayments. Loans are recorded at net realizable value in the financial statements.

e.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.
Forfeited accounts - Any forfeited nonvested company contributions ($146 thousand in 2018) from the Retirement Account contributions are accumulated in an account and may be applied to reduce any subsequent company contributions required under the Plan. Retirement Account contributions (and earnings thereon) forfeited on or after January 1, 2015 during the previous or current calendar year may be applied to administrative expenses of the Plan.

d.	Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 11).

e.
Net appreciation/depreciation - The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

f.
Investments by the trustee - Fidelity Management Trust Company (the Trustee) invests any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

g.
Administrative, recordkeeping and investment expenses - The cost of administering the Plan is paid by the Employing Companies, except to the extent that it is paid for by the Plan participants. Investment option fees, additional trustee fees, expenses and/or commissions are passed back to participants either in the net value of the investment or the cost of the transaction.

h.	Payment of benefits - Benefits are recorded when paid.

i.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

j.
Participant loans - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The Plan does not have an allowance for credit losses as of December 31, 2018 or 2017. Loans in default are classified as benefit payments to participants based upon the terms of the plan.

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

k.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

l.	Subsequent events - The Plan has evaluated subsequent events through June 19, 2019 on which the financial statements were available to be issued.

3.	Plan amendments - Effective July 16, 2018, the Plan was amended to reflect administrative changes in the Managed Accounts Service.

Effective April 1, 2018, the Plan was amended to reflect a change in the recordkeeper’s loan repayment process for inactive employees, and for minor technical corrections and clarifications.

Effective January 1, 2018, the Plan was amended for a change in how the recordkeeper processes loan defaults occurring on or after January 1, 2018 and to reflect an updated investment option name.

Effective for transactions initiated on or after September 5, 2017, the Plan was amended to shorten the settlement cycle from three business days to two business days after the trade for buy and sell transactions involving Company Stock, and for a minor technical correction.

Effective August 31, 2017, the Plan was amended to adopt hardship withdrawal provisions for Hurricane Harvey disaster relief.

Effective January 15, 2017, the Plan was amended and restated as a result of collective bargaining, legal requirements under federal income tax law and ERISA, plan administration matters, miscellaneous technical corrections and clarifications and updates, and previously adopted amendments.  Loan rules and the Designation Schedule were added into the plan text.

4.
Net transfers from the Plan - Net transfers from the plan totaled $0.3 million in 2018. For 2018, the transfers were primarily related to voluntary direct plan transfers to the United States Steel Corporation Savings Fund Plan for Salaried Employees for former union employees who transferred to eligible salaried positions.

5.	Employer-related investments - Participant directed purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

6.
Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated September 16, 2013 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and its related trust is exempt from tax under §501(a) of the IRC of 1986, as amended. The Plan has been amended after the amendments considered by the IRS in conjunction with its issuance of the September 16, 2013 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for years prior to 2012.

7.
Plan termination - The Plan can be amended, changed or terminated subject to the provisions of the collective bargaining agreement. If the Plan is terminated, each participant's account will be adjusted to reflect expenses, investment gains and losses, and unallocated contributions, and then distributed to each participant.

8.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

9.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and is classified as an investment measured at net asset value since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participants are not permitted to make a direct exchange between the MIP II and the Federated U.S. Treasury Cash Reserves Fund - Institutional Shares because they are competing funds. However, a participant may move funds between these two investment options after they first exchange the funds to a noncompeting fund for at least 90 days. These requirements are commonly imposed by issuers such as insurance companies, banks, or other approved financial institutions, as a condition for issuing investment contracts to retirement plans.

10.
Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $0.377 million for the year ended December 31, 2018.

One investment option available to participants is United States Steel Corporation Common Stock, stock of the Plan sponsor. Thus, transactions related to this investment option qualify as party-in-interest transactions. Dividends received for 2018 were approximately $0.413 million. Purchases and sales for 2018 were approximately $67.0 million and $66.5 million, respectively.

The Plan also holds notes receivable totaling $36.5 million in 2018 and $36.4 million in 2017, representing participant loans that qualify as party-in-interest transactions.

11.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets or liabilities in inactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of the stable value common collective trust.

There were no Level 2 or 3 assets at December 31, 2018 or December 31, 2017.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2018
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$19,802	$19,802
Common stock	42,584	42,584
Mutual Funds	682,479	682,479
Total assets in the fair value hierarchy	$744,865	$744,865
Investments measured at net asset value (a)	124,222
Investments at fair value	$869,087

USS 401(k) Plan for USW-Represented Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

Investments at Fair Value at December 31, 2017
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$18,932	$18,932
Common stock	75,343	75,343
Mutual Funds	753,863	753,863
Total assets in the fair value hierarchy	$848,138	$848,138
Investments measured at net asset value (a)	120,378
Investments at fair value	$968,516

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefit. These investments represent holdings in the stable value common collective trust.

USS 401(k) Plan for USW-Represented Employees
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$42,577,218
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	6,844
*	Fidelity Freedom Index Income Fund - Institutional Premium Class	Mutual fund	8,498,604
*	Fidelity Low-Price Stock Fund - Class K	Mutual fund	26,888,705
*	Fidelity Freedom Index 2010 Fund - Institutional Premium Class	Mutual fund	13,337,266
*	Fidelity Freedom Index 2020 Fund - Institutional Premium Class	Mutual fund	58,814,978
*	Fidelity Freedom Index 2030 Fund - Institutional Premium Class	Mutual fund	53,631,147
*	Fidelity Freedom Index 2040 Fund - Institutional Premium Class	Mutual fund	34,973,967
*	Fidelity Freedom Index 2050 Fund - Institutional Premium Class	Mutual fund	15,874,413
*	Fidelity Freedom Index 2060 Fund - Institutional Premium Class	Mutual fund	991,320
*	Fidelity U.S. Bond Index Fund - Institutional Class	Mutual fund	35,598,006
*	Fidelity Real Estate Investment Portfolio	Mutual fund	11,269,484
*	Fidelity Contrafund - Class K	Mutual fund	139,167,357
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual fund	159,248,912
*	Morgan Stanley Institutional Fund, Inc. International Equity Portfolio Class I	Mutual fund	22,983,269
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	16,198,747
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	14,306,972
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	5,502,904
	Janus Henderson Enterprise Fund Class I	Mutual fund	65,193,242
	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	124,222,685
*	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	19,801,949

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 6.25%	36,503,711

	Total Investments at 12/31/18		$905,591,700
	* Party-in-interest

	All investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS 401(k) Plan for USW-Represented Employee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 19, 2019.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231215) of United States Steel Corporation of our report dated June 19, 2019 relating to the financial statements and supplemental schedule of USS 401(k) Plan for USW-Represented Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2019